BAKER DONELSON BEARMAN, CALDWELL & BERKOWITZ, PC	BAKER DONELSON CENTER SUITE 800 211 COMMERCE STREET NASHVILLE, TENNESSEE 37201 PHONE: 615.726.5600 FAX: 615.726.0464 MAILING ADDRESS: P.O. BOX 190613 NASHVILLE, TENNESSEE 37219
www.bakerdonelson.com

Lori Metrock
Direct Dial: (615) 726-5768
Direct Fax: (615) 744-5768
E-Mail Address: lmetrock@bakerdonelson.com

January 5, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  John Reynolds

Re:	Buckeye Technologies Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 2, 2010
File No. 001-14030
Schedule 14A
Filed September 22, 2010

Dear Mr. Reynolds:

On behalf of our client, Buckeye Technologies Inc. (the “Company”), and in follow up to my conversation with Shehzad Niazi of the staff of the Securities and Exchange Commission (the “Commission”) on January 4, 2011, we hereby inform you that the Company intends to respond to the comments raised by the staff of the Commission in the letter dated December 22, 2010 from Mr. John Reynolds, Assistant Director, to Mr. John B. Crowe, Chief Executive Officer of the Company, regarding the Company’s Annual Report on Form 10-K for its fiscal year ended June 30, 2010, filed on September 2, 2010, and the Company’s Schedule 14A, filed on September 22, 2010, no later than January 21, 2011.  As I indicated, the Company only received by facsimile a copy of the staff’s letter on January 4, 2011, the original apparently having been delayed by the holidays.

If you have any questions, please feel free to contact the undersigned at the contact information listed above.  Thank you for your cooperation and attention to this matter.

Best Regards,

/s/ Lori Metrock
Lori Metrock